Exhibit 99.1

iKang Announces Formation of a Special Committee to Evaluate Preliminary Non-Binding “Going Private” Proposal

BEIJING, September 10, 2015 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), China’s largest private preventive healthcare services provider, today announced that in response to the preliminary non-binding proposal dated August 31, 2015 (the “Proposal”) received by the Company’s board of directors (the “Board”) from Mr. Ligang Zhang (“Mr. Zhang”), founder, chairman and chief executive officer of iKang and certain of his affiliated entities, and FV Investment Holdings (“FountainVest”, together with Mr. Zhang and his affiliated entities, the “Buyer Group”) to acquire the Company in a “going private” transaction, the Board has formed a special committee of independent directors who are not affiliated to any member of the Buyer Group (the “Special Committee”) consisting of Ruby Lu, Daqing Qi and Gavin Zhengdong Ni to evaluate the Proposal. The Special Committee intends to retain advisors, including an independent financial advisor and legal counsel, to assist it in its evaluation.

The Company cautions its shareholders and others considering trading its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made by the Buyer Group or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of August 24, 2015, iKang’s nationwide network consisted of 77(1) self-owned medical centers covering 22 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 77 self-owned medical centers, three medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. For additional information on important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

IR Contact:

iKang Healthcare Group, Inc.
Christy Xie
Director of Investor Relations
Tel: +86 10 5320 6688
Email: IR@iKang.com
Website: www.ikanggroup.com

FleishmanHillard
Ruby Yim
Email: ikang.ir@fleishman.com